SHEARMAN & S TERLING LLP

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SÃO PAULO
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Ms. Jean Yu		TOKYO
Staff Accountant		TORONTO
Division of Corporation Finance		WASHINGTON, D.C.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Fax: (202) 772-9202
May 15, 2006

Gol Linhas Aéreas Inteligentes S.A.
Form 20-F for the year ended December 31, 2005
File No. 1-32221

Dear Ms. Yu:

    Gol Linhas Aéreas Inteligentes S.A., (the “Company”) has received the Staff’s comment letter dated April 19, 2006 concerning the above-referenced filing on Form 20-F (the “20-F”). On behalf of the Company, we advise you as follows regarding your comments as noted below:

SEC Comment No. 1.

You present EBITDA because you believe it is a useful indicator of your operating performance and it is useful in comparing your operating performance with other companies in the airline industry. We understand from note 10 that you have firm purchase orders for aircraft deliveries beginning in 2006. Given that you will own and lease portions of your fleet, it is not clear why eliminating the cost of certain aircraft, but not of others, will be useful to investors when evaluating your operating performance. In addition, we understand that many airlines lease their aircraft. In this regard, it is not clear why it will be useful to investors to ignore the costs of your owned aircraft when comparing your operating performance to that of competitors that lease their aircraft. Therefore, please tell us and revise to disclose the substantive reason specific to you that demonstrates the usefulness to investors of EBITDA when evaluating your performance, or in the alternative, revise to eliminate presentation of this measure.

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the State of Delaware, which laws limit the personal liability of partners.

Response to Comment No. 1.

The Company believes that EBITDA, as used in its 20-F, is a useful measure for comparing operating performance and cash flow generation. It will adjust its disclosure in future filings to not refer to EBITDA as a measure “useful in comparing its operating performance with other companies in the airline industry.” If the Staff disagrees, the Company will not use EBITDA as a measure for operating performance and cash flow generation in future filings.

SEC Comment No. 2.

You state that you have one of the lowest operating costs in the airline industry worldwide. For each major cost category in which you believe you have an advantage compared to the industry, please tell us and revise to disclose your belief as to the underlying reasons why this is the case. Please also disclose whether you expect the cost advantages to continue for the foreseeable future or whether you are aware of any conditions that may cause your cost advantage to diminish over time. For example, we note from page 47 that you incur lower maintenance expenses because most of the parts on your aircraft are covered under multi-year warranties. In this case, please disclose when your aircraft warranties expire and if determinable, your best estimate of the approximate amount of additional costs you will then bear.

Response to Comment No. 2.

The Company states in its 20-F that it has one of the lowest operating costs in the airline industry worldwide. The reasons for this belief are explained in the 20-F on page 19 (“Our Competitive Strengths—We Keep Our Operating Costs Low”). The major reason for the Company’s lower operating costs is its high aircraft utilization, which was the highest among low-cost carriers worldwide in 2005. Therefore, the Company was able to achieve a greater dilution of its fixed costs in its fiscal year 2005. Approximately 55% of its operating expenses are directly related to its aircraft, including major cost items such as aircraft rent, insurance, and maintenance and fuel, and high aircraft utilization enables the Company to achieve one of the lowest operating costs in the airline industry.

The Company expects the cost advantages to continue in the foreseeable future for the reasons laid out on page 23 of its 20-F (“Our Strategy—To Continue to Reduce Low Operating Costs and Improve Operating Efficiency”). In addition, it expects its aircraft utilization to remain above those of its competitors and therefore to maintain its competitive advantage over its competitors in this regard.

Exchange rate variations between the U.S. dollar and the Brazilian real and increasing fuel prices could negatively affect the Company’s operating costs and operating performance. These risks are disclosed in the 20-F on pages 8 and 13 (“Risk Factors—Exchange rate instability may adversely affect our financial condition and results of operations and the market price of the ADSs and our preferred shares”, and “Risk Factors—Substantial increases in fuel costs or the unavailability of sufficient quantities of fuel would harm our business”). In addition, if aircraft utilization ratesdecrease, the Company’s operating costs per available seat kilometer could increase, which could have a negative impact on the Company’s competitive position in this regard.

The Company believes that it has an advantage compared to industry peers in aircraft fuel expenses because it mainly uses Boeing 737 New Generation aircraft that are more fuel efficient than other aircraft in the industry . The Company expects these advantages will improve in the future due to the incorporation into its fleet of fuel efficient new Boeing 737-800 Next Generation aircraft as described in the 20-F.

The Company believes that it has an advantage compared to industry peers in salaries, wages and benefits expenses due to generally lower labor costs in Brazil as compared to other countries and due to higher work productivity of its employees as compared to airlines in the Brazilian market. The Company believes that these advantages will continue to exist in the future.

The Company believes that it has an advantage compared to industry peers in sales and marketing expenses because is uses cost efficient sales and distribution channels, without using paper tickets and more than 80% of its tickets sold over the internet. The Company believes that this advantage will remain in the future.

The Company believes that it has an advantage compared to industry peers in maintenance, materials and repairs expenses due to (i) the use of Boeing 737 Next Generation aircraft that allows for phased maintenance as described in the 20-F and (ii) the internalization of its maintenance. The Company believes that this advantage will remain in the future.

The Company believes that it has an advantage compared to industry peers in insurance expenses because it pays one of the lowest insurance premiums in the worldwide airline industry due to its strong growth and good safety track record. The Company believes that this advantage will remain in the future.

The Company will adjust its disclosure in future filings to comply with your Comment No. 2.

SEC Comment No. 3.

Where changes in results are attributed to more than one factor, please revise to quantify the impact of each factor. For example, you state aircraft rent increased 23% due to a 54% increase in the average size of your fleet, which was partially offset by the 12% appreciation of the real against the U.S. dollar. Please quantify each of these items. In addition, please consider the use of tables to present and tabulate the various factors.

Response to Comment No. 3.

Where there is more than one business reason for changes in line items of the Company’s results of operations, the Company will, to the extent possible, quantify the incremental impact of each individual business reason. The Company notes, however, that in many instances it is not possible to quantify the impact with precision sufficient for disclosure purposes.

SEC Comment No. 4.

Please expand to provide further analysis of the underlying business reasons for changes in your results of operations. For example, maintenance expenses increased 7% while the number of airframe checks and engine repairs increased 27%. You state that this is because of lower average repair costs, but do not explain the underlying reasons costs were lower on average.

Response to Comment No. 4.

The Company will adjust its disclosure in future filings to comply with your request.

SEC Comment No. 5.

Please revise the contractual obligations table in future filings to also include purchase obligations of the Company such as the firm purchase orders for the Boeing aircraft. Also, given your disclosures on page 57 under the liquidity and capital resources section of MD&A that “the firm orders represent a significant financial commitment” and that you expect to obtain low cost financing for the majority of the purchase of the firm order aircraft, you should also discuss the impact the acquisition of the additional aircraft is expected to have on the Company. Your discussion should address, at a minimum, the impact the incremental debt financing management believes will have on the Company’s cash position, liquidity, future results of operations and financial statements as a whole.

Response to Comment No. 5.

The Company will adjust its disclosure in future filings to comply with your request.

SEC Comment No. 6.

We note you capitalize the aircraft and engine maintenance payments required by your lease agreements and that you can apply excess payments against the final lease payment. Please tell us why you concluded capitalization of these payments was appropriate. In this regard, please tell us whether excess payments are refundable to you, whether the lesser reduces future payments if amounts paid have exceeded actual maintenance costs, and whether you expect cumulative excess payments to exist at the end of the lease term. Also, please clarify for us whether the term ‘final lease payment’ encompasses any amounts other than the ordinary final monthly lease payment. If maintenance payments required under your lease are nonrefundable, it would appear that your lease are similar, in substance, to leasing maintained aircraft and engines, in which case you should recognize both stated rent and stated maintenance expenses over the term of the lease similar to rental expenses.

Response to Comment No. 6.

Generally, lessors of aircraft request this type of deposit from airlines without a track record or a good credit history to reduce their credit risk associated with operating leases. When contractually obligated under its aircraft lease agreements, the Company makes monthly deposits for the future third-party structural maintenance of its aircraft and engines. The Company accounts for the deposits as prepaid maintenance. When the actual maintenance occurs, the maintenance service provider charges the deposit account of the Company, and the structural maintenance costs are expensed. Therefore, these maintenance deposits are capitalized in accordance with the Company’s view that those payments represent prepayment of future maintenance. The Company recognizes the cost of line maintenance as expenses as they are incurred.

The amount of monthly deposits is based on the number of hours flown by the aircraft in the relevant month and the estimated maintenance costs for the life of the lease. Excess payments might occur, for example, in cases of better performance or lower maintenance of aircraft and engines, leading to maintenance costs lower than the costs expected when the deposit amounts to be paid under a lease agreement were agreed upon. In case of excess payments, the Company will negotiate with its lessors the way in which such excess payments might be utilized, e.g., in form of application of these funds to the maintenance of other aircraft leased by the Company or by a reduction of future maintenance deposits for the remainder of the lease term, so that no excess payments are expected to exist at the end of a lease.

The term ‘final lease payment’ under the Company’s aircraft lease agreements does not include any payments other than the ordinary final monthly lease.

SEC Comment No. 7.

Please amend you Form 20-F to include certifications pursuant to Section 906 of the U.S. Sarbanes Oxley Act of 2002 from your chief executive officer and chief financial officer which reference the fiscal year ended December 31, 2005 rather than December 31, 2004.

Response to Comment No. 7.

The Company filed on May 2, 2006 an Amendment to its Form 20-F, including the certifications relating to the fiscal year ended December 31, 2005, according to Section 906 of the U.S. Sarbanes Oxley Act of 2002.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at (011-55-11) 3702-2226 or Mr. Richard F. Lark of the Company at (011-55-11) 5033-4226.

Very truly yours,

/s/ Tobias Stirnberg
Tobias Stirnberg

cc: Richard F. Lark– Gol Linhas Aéreas Inteligentes S.A.
cc: Andrew Janszky - Shearman & Sterling LLP